

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Philip Capron
Chief Executive Officer
Mission First Capital LLC
100 Seventh Street, Suite 104
Portsmouth, VA 23704

> **Re: Mission First Capital LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed April 2, 2021**
> **File No. 024-11396**

Dear Mr. Capron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

Form 1-A/A filed April 2, 2021

General

1. We note your response to comment 1 and that you are offering an aggregate of 1,000,000 of both classes of interests combined. Please revise your offering circular to indicate the amount of each class being offered or provide us with a detailed legal analysis as to why you are not required to do so. In this respect, please refer to Item 501(b)(2) of Regulation S-K and Rule 251(d)(3)(i)(F) of Regulation A.

2. We note your response to comment 2 and cannot locate the signature of your principal accounting officer. Please identify the individual signing in the capacity of your principal accounting officer.   Refer to Instruction 1 to Instructions to Signatures of Form 1-A.

3. We note your response to comment 3. Please clarify that escrowed funds will be returned "promptly" in the event the minimum amount is not raised by December 31, 2021 and identify the entity serving as your escrow agent. In this regard, please file your escrow agreement as an exhibit. Refer to Item 17.8 of Form 1-A.

4. We note that Rialto Markets LLC will provide a secondary trading platform for your interests. Please tell us whether Rialto Markets LLC is registered as a national securities exchange (or has been exempted by the Commission from such registration) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS. Additionally, update your disclosure throughout your offering statement to discuss the secondary trading platform. For example only, we note the question on page 7 says that the interests will not be transferable. In this regard, we also note that your redemption program will be terminated if a secondary trading market develops. Given the agreement with Rialto Markets LLC, please disclose the impact that the secondary trading platform will have on your redemption program. Please also update your Use of Proceeds section on page 28 to include your compensation arrangement with Rialto Markets.

Withdrawal and Redemption Policy, page 47

5. We note your response to comment 4 and cannot locate your revisions. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program.

Certain Relationships and Related Party Transactions, page 58

6. Please disclose the amount of fees that the Manager may receive assuming the minimum and maximum offering amounts are raised.

Financial Statements, page F-1

7. Please update your financial statements in an amended filing to comply with Part F/S (b)(3) of Form 1-A.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nikki